UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Hanger, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

41043F208

(CUSIP Number)

David J. Sorkin, Esq.

Kohlberg Kravis Roberts & Co. L.P.

9 West 57th Street, Suite 4200

New York, New York 10019

Telephone: (212) 750-8300

with a copy to:

Christopher May, Esq.

Simpson Thacher & Bartlett LLP

600 Travis Street, Suite 5400

Houston, Texas 77002

Telephone: (713) 821-5666

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 1, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 41043F208

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Augusta Investors L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,220,476

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,220,476

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,220,476

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.0%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D
CUSIP No. 41043F208

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Augusta Investors GP LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,220,476

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,220,476

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,220,476

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.0%

14	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D
CUSIP No. 41043F208

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR North America Fund XI L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,220,476

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,220,476

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,220,476

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.0%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D
CUSIP No. 41043F208

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR Associates North America XI L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,220,476

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,220,476

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,220,476

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.0%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D
CUSIP No. 41043F208

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR North America XI Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,220,476

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,220,476

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,220,476

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.0%

14	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D
CUSIP No. 41043F208

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR Fund Holdings L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,220,476

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,220,476

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,220,476

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.0%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D
CUSIP No. 41043F208

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR Fund Holdings GP Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,220,476

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,220,476

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,220,476

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.0%

14	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D
CUSIP No. 41043F208

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR Group Holdings L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,220,476

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,220,476

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,220,476

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.0%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D
CUSIP No. 41043F208

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR Group Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,220,476

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,220,476

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,220,476

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.0%

14	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D
CUSIP No. 41043F208

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR & Co. L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,220,476

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,220,476

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,220,476

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.0%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D
CUSIP No. 41043F208

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR Management LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,220,476

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,220,476

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,220,476

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.0%

14	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D
CUSIP No. 41043F208

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Henry R. Kravis

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,220,476

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,220,476

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,220,476

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.0%

14	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D
CUSIP No. 41043F208

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) George R. Roberts

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,220,476

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,220,476

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,220,476

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.0%

14	Type of Reporting Person (See Instructions) IN

Item 1.           Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of Hanger, Inc., a Delaware corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 10910 Domain Drive, Suite 300, Austin, Texas 78758.

Item 2.           Identity and Background.

(a), (f)              This Statement is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “1934 Act”), by:

(i) Augusta Investors L.P., a Delaware limited partnership (“Augusta Investors”);

(ii) Augusta Investors GP LLC, a Delaware limited liability company (“Augusta Investors GP”);

(iii) KKR North America Fund XI L.P., a Cayman Islands limited partnership (“KKR North America Fund XI”);

(iv) KKR Associates North America XI L.P., a Cayman Islands limited partnership (“KKR Associates North America XI”);

(v) KKR North America XI Limited, a Cayman Islands company;

(vi) KKR Fund Holdings LP, a Cayman Islands exempted limited partnership (“KKR Fund Holdings”);

(vii) KKR Fund Holdings GP Limited, a Cayman Islands limited company (“KKR Fund Holdings GP”);

(viii) KKR Group Holdings L.P., a Cayman Islands exempted limited partnership (“KKR Group Holdings”);

(ix) KKR Group Limited, a Cayman Islands limited company (“KKR Group”);

(x) KKR & Co. L.P., a Delaware limited partnership (“KKR & Co.”);

(xi) KKR Management LLC, a Delaware limited liability company (“KKR Management”);

(xii) Henry R. Kravis, a United States citizen; and

(xiii) George R. Roberts, a United States citizen (the persons and entities listed in items (i) through (xiii) are collectively referred to herein as the “Reporting Persons”).

Augusta Investors GP is the general partner of Augusta Investors.  KKR North America Fund XI is the sole member of Augusta Investors GP and a limited partner of Augusta Investors.  KKR Associates North America XI is the general partner of KKR North America Fund XI.  KKR North America XI Limited is the general partner of KKR Associates North America XI.  KKR Fund Holdings is the sole shareholder of KKR North America XI Limited.  KKR Fund Holdings GP is a general partner of KKR Fund Holdings.  KKR Group Holdings is the sole shareholder of KKR Fund Holdings GP and a general partner of KKR Fund Holdings.  KKR Group is the general partner of KKR Group Holdings. KKR & Co. is the sole shareholder of KKR Group.  KKR Management is the general partner of KKR & Co. Messrs. Kravis and Roberts are officers and the designated members of KKR Management.

The executive officers of Augusta Investors GP are: William J. Janetschek and Peter Stavros.  The directors of KKR North America XI Limited are: Todd A. Fisher, Mr. Janetschek and David J. Sorkin.  The executive officers of KKR North America XI Limited are: Messrs. Kravis, Roberts, Sorkin, Scott C. Nuttall, Alexander Navab, Jr., Michael W. Michelson and Suzanne O. Donohoe.  Each of Messrs. Fisher, Janetschek and Sorkin is a director of KKR Fund Holdings GP and KKR Group and an executive officer of KKR Management.

Ms. Donohoe and each of Messrs. Fisher, Janetschek, Sorkin, Nuttall, Navab, Michelson and Stavros is a United States citizen.

(b)                                 The address of the principal business office of Augusta Investors, Augusta Investors GP, KKR North America Fund XI, KKR Associates North America XI, KKR North America XI Limited, KKR Fund Holdings, KKR Fund Holdings GP, KKR Group Holdings, KKR Group, KKR & Co., KKR Management, Ms. Donohoe and Messrs. Kravis, Fisher, Janetschek, Sorkin, Nuttall, Navab and Stavros is:

c/o Kohlberg Kravis Roberts & Co. L.P.

9 West 57th Street, Suite 4200

New York, New York 10019

The address of the principal business office of Messrs. Roberts and Michelson is:

c/o Kohlberg Kravis Roberts & Co. L.P.

2800 Sand Hill Road, Suite 200

Menlo Park, CA 94025

(c)                                  Augusta Investors is engaged in the business of investing in securities.  Augusta Investors GP is principally engaged in the business of being the general partner of Augusta Investors.

KKR North America Fund XI is principally engaged as a holding company of investment vehicles, including Augusta Investors and Augusta Investors GP.  KKR Associates North America XI is principally engaged in the business of being the general partner of KKR North America Fund XI.  KKR North America XI Limited is principally engaged in the business of being the general partner of KKR Associates North America XI.

Each of KKR Fund Holdings, KKR Fund Holdings GP, KKR Group Holdings, KKR Group, KKR & Co. and KKR Management is principally engaged as a holding company for the subsidiaries engaged in the investment management business.

The present principal occupation or employment of each of Ms. Donohoe and Messrs. Kravis, Roberts, Fisher, Janetschek, Sorkin, Nuttall, Navab, Michelson and Stavros is as an executive of Kohlberg Kravis Roberts & Co. L.P. (“KKR”) and/or one or more of its affiliates.

(d)           During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Considerations.

A total of $38,912,262 (excluding commissions) was paid by Augusta Investors to acquire the securities reported herein as directly held by it.  The purchase of the securities was made with funds available to Augusta Investors and the affiliates thereof, including capital contributions from investors.

Item 4.           Purpose of Transaction.

The information set forth in Items 3 and 6 of this Schedule 13D is hereby incorporated by reference in this Item 4.

The Reporting Persons acquired the securities covered by this Schedule 13D for investment purposes and intend to review their investment in the Issuer on a continuing basis.  Depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of the Common Stock, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D.  Without limiting the foregoing, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional shares of Common Stock or other securities of the Issuer, dispose, or cause affiliates to dispose, of some or all of their Common Stock or other securities of the Issuer or continue to hold, or cause affiliates to hold, Common Stock or other securities of the Issuer (or any combination or derivative thereof).

In addition, without limitation, the Reporting Persons may engage in discussions with management, the board of directors, stockholders of the Issuer and other relevant parties or take other actions concerning any extraordinary corporate transaction (including but not limited to a merger, reorganization or liquidation) or the business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, charter, bylaws, corporate documents, agreements, de-listing or de-registration of the Issuer.

Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons and, to the best knowledge of the Reporting Persons, each of the other individuals named in Item 2 above, have no present plans or proposals that would relate to or result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.

Item 5.           Interest in Securities of the Issuer.

(a) and (b). The Reporting Persons beneficially own an aggregate of 3,220,476 shares of Common Stock, which represent, in the aggregate, approximately, 9.0% of the outstanding shares of Common Stock.  The percentage of beneficial ownership in this Schedule 13D is based on 35,779,549 shares of Common Stock outstanding as of February 29, 2016, as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on March 2, 2016.

Augusta Investors directly holds 3,220,476 shares of Common Stock, which represents approximately 9.0% of the outstanding shares of Common Stock.  Augusta Investors GP (as the general partner of Augusta Investors), KKR North America Fund XI (as the sole member of Augusta Investors GP), KKR Associates North America XI (as the general partner of KKR North America Fund XI), KKR North America XI Limited (as the general partner of KKR Associates North America XI), KKR Fund Holdings (as the sole shareholder of KKR North America XI Limited), KKR Fund Holdings GP (as a general partner of KKR Fund Holdings), KKR Group Holdings (as the sole shareholder of KKR Fund Holdings GP and a general partner of KKR Fund Holdings), KKR Group (as the general partner of KKR Group Holdings), KKR & Co. (as the sole shareholder of KKR Group), KKR Management (as the general partner of KKR & Co.), and Messrs. Henry R. Kravis and George R. Roberts (as the designated members of KKR Management), may be deemed to be the beneficial owner of the securities beneficially owned directly by Augusta Investors, and each disclaims beneficial ownership of the securities.

None of Ms. Donohoe or Messrs. Fisher, Janetschek, Sorkin, Nuttall, Navab, Michelson or Stavros beneficially owns any shares of Common Stock.

(c) Except as set forth in Schedule 1 attached hereto, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other person named in Item 2 has engaged in any transaction during the past 60 days in any shares of Common Stock.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

(e) Not applicable.

Item 6.           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.           Materials to be Filed as Exhibits.

Exhibit No.	Description

Exhibit A Exhibit B Schedule 1	Joint Filing Agreement, dated as of March 11, 2016, by and among the Reporting Persons. Powers of Attorney Transaction History

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 11, 2016

AUGUSTA INVESTORS L.P.

By:	Augusta Investors GP LLC, its general partner

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact for William J. Janetschek, Vice President

AUGUSTA INVESTORS GP LLC

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact for William J. Janetschek, Vice President

KKR NORTH AMERICA FUND XI L.P.

By:	KKR Associates North America XI L.P., its general partner

By:	KKR North America XI Limited, its general partner

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact for William J. Janetschek, Director

KKR ASSOCIATES NORTH AMERICA XI L.P.

By:	KKR North America XI Limited, its general partner

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact for William J. Janetschek, Director

KKR NORTH AMERICA XI LIMITED

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact for William J. Janetschek, Director

KKR FUND HOLDINGS L.P.

By:	KKR Fund Holdings GP Limited, a general partner

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact for William J. Janetschek, Director

KKR FUND HOLDINGS GP LIMITED

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact for William J. Janetschek, Director

KKR GROUP HOLDINGS L.P.

By:	KKR Group Limited, its general partner

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact for William J. Janetschek, Director

KKR GROUP LIMITED

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact for William J. Janetschek, Director

KKR & CO. L.P.

By:	KKR Management LLC, its general partner

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact for William J. Janetschek, Chief
Financial Officer

KKR MANAGEMENT LLC

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact for William J. Janetschek, Chief
Financial Officer

HENRY R. KRAVIS

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description

Exhibit A Exhibit B Schedule 1	Joint Filing Agreement, dated as of March 11, 2016, by and among the Reporting Persons. Powers of Attorney Transaction History